ICICI BANK LIMITED
ICICI Bank Towers
Bandra—Kurla Complex
Mumbai 400051, India
Tel: 011-91-22-2653-1414
FWP
Form FWP
Filed on 6/25/2007
File No. 333-143711

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-143711
ICICI BANK LIMITED
Pricing Sheet — June 25, 2007
43,451,776 American Depositary Shares Representing 86,903,552 Equity Shares

Offering price	:	$49.25 per ADS

Over-allotment option	:	6,497,462 additional ADSs

Proceeds, net of underwriting commission		$2.13 billion (no over-allotment option) or $2.45 billion (including over-allotment option)

Trade Date	:	June 25, 2007

Settlement Date	:	Expected on July 5, 2007. Any change in the settlement date will be notified to investors through a press release which will be posted on the issuer’s website at www.icicibank.com. Such notification may not occur until two or three business days before the earlier of July 5, 2007 or the new settlement date

Issuer Symbol	:	IBN

Exchange	:	NYSE

CUSIP	:	45104G104

Underwriters	:	Goldman Sachs International Merrill Lynch International J.P. Morgan Securities Inc. CLSA Limited
The issuer has also priced its concurrent Indian public offering of equity shares. The issue price of the equity shares will be Rs. 940 ($23.18) per equity share, with a portion of the equity shares being sold at a discount of Rs. 50 ($1.23) to retail investors. The allocation between the retail investors and other investors is expected to result in gross proceeds from the Indian public offering of approximately Rs. 87.500 billion ($2.16 billion) (or Rs. 100.625 billion ($2.48 billion) assuming the over-allotment option is fully exercised). The Indian public offering is being made to non-US persons outside the United States under Regulation S of the U.S. Securities Act of 1933, as amended. All translations of Rs. to $ are based on Federal Reserve Bank of New York’s noon buying rate on June 22, 2007 of $1= Rs. 40.55.

Set forth below is the expected settlement timetable for the American Depositary Shares offered in the offering (“Offered ADSs”). Such timetable is based on the expected settlement date of July 5, 2007. Any change in the settlement date will be notified to investors through a press release which will be posted on the issuer’s website at www.icicibank.com. Such notification may not occur until two or three business days before the earlier of July 5, 2007 or the new settlement date.

When-Issued
Trading of
		Offered ADSs	Trading of
		between June 25,	Offered ADSs	Trading of ADSs
	Settlement date of	2007 and June 28,	from	existing prior to
	Offered ADSs	2007 (including June 28, 2007)	June 29, 2007 and onwards	the offering
Ticker / Trading Symbol		IBN WI	IBN US	IBN US
Settlement	July 5, 2007	July 5, 2007	Third business day	Third business day
			(T+3 settlement)	(T+3 settlement)
Each purchaser of the ADSs is deemed to have acknowledged and represented that following the purchase of ADSs by it, the aggregate ownership, direct or indirect, beneficial or otherwise (together with existing shareholding), by the purchaser, its relatives (if the purchaser is a natural person) and its associate enterprises (as defined in section 92A of the (Indian) Income Tax Act, 1961) of shares in the issuer shall not exceed 5% of the total issued share capital upon the completion of the ADS offering and the Indian public offering, or such percentage as prescribed under RBI circular dated February 3, 2004 without having obtained the acknowledgement from RBI for the same under the terms of the RBI circular dated February 3, 2004. The purchaser does not own more than 5% of the issuer after the purchase of ADSs and/or equity shares in the ADS offering and the Indian public offering without the permission of RBI.
The Board of Directors of ICICI Bank Limited had, subject to the receipt of all regulatory approvals, approved the transfer of ICICI Bank’s equity shareholding in ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited to a proposed new subsidiary. ICICI Bank had received definitive offers from investors for subscription to equity shares of the proposed new subsidiary and for entering into definitive agreements for this purpose. The arrangement is subject to receipt of regulatory and other approvals including that of the Reserve Bank of India, the Insurance Regulatory and Development Authority and the Foreign Investment Promotion Board, and would terminate failing receipt of such approvals within a mutually agreed date. While ICICI Bank has not received any official communication from the Foreign Investment Promotion Board in respect of its application, ICICI Bank has been given to understand that its application has not been approved by the Foreign Investment Promotion Board at its meeting on June 22, 2007. ICICI Bank will, in consultation with its advisors, evaluate the further steps to be taken to obtain the requisite approvals in this regard. There can be no assurance that such approvals will be obtained or that the proposed subsidiary will be successful in raising capital, or of the valuations based on which such capital will be raised. ICICI Bank’s inability to implement this reorganization and raise capital in this subsidiary, or the valuation at which such capital is raised, could adversely impact its ability to capitalize its insurance subsidiaries, their growth, its future capital adequacy, its financial performance and the price of its equity shares and American Depositary Shares.
The issuer has filed a registration statement (including a prospectus) with the SEC for the ADS offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the prospectus if you request it by calling toll-free 1-866-471-2526 (Goldman Sachs) or 1-866-500-5408 (Merrill Lynch).

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